

February 9, 2012

Via E-mail
Terry C. Matlack
Chief Financial Officer
Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211

> **Re:** **Tortoise Capital Resources Corporation**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed January 25, 2012**
> **File No. 333-176944**

Dear Mr. Matlack:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Pro Forma Selected Financial Data, page 20

1. We note your responses to comments 3 and 4 in our letter dated December 12, 2011. It is unclear how you determined that none of your interests in your portfolio companies meet either of the significance tests in Rule 1-02(w) of Regulation S-X. Please provide us with your calculations.

2. We note your response to comment 5 in our letter dated December 12, 2011. Please provide us with a complete analysis of your consideration of the requirements of Rule 3-14 and Rule 3-05 of Regulation S-X as well as guidance regarding properties subject to net lease. Please clearly distinguish if there is a rental history of the referenced property. Also, you note that historical accounting records of the trust are not available; to the extent you intend to request relief for required financial statements or consult on financial

information provided for a significant lessee, please prepare a written submission to the Division of Corporation Finance's Chief Accountant's Office.

3.   Further to our previous comment, and in consideration of your response to comment 24 in our letter dated December 12, 2011, we note your representation that you met certain conditions required for accounting for your investment in EIP as an undivided interest in the assets, liabilities, revenue, and expenses of the venture. Please advise us how you met condition (iv) which states that each investor is responsible to pay only its pro rata share of expenses. It does not appear that you are responsible to pay certain expenses in light of the fact that the transmission assets are triple net leased to Public Service Company of New Mexico. We note that under a triple net lease, the lessee is typically required to pay the costs of ownership of the leased assets. Please advise.

4.   We note the revisions to your pro forma data. Please present a separate column for the adjustments related to the consolidation of Mowood.

5.   We note your revised presentation of revenues on a gross basis. Please further tell us the general sales terms for the distribution of the natural gas and the terms of the purchase agreements to obtain the natural gas to be delivered. Explain if you act as an agent or principal in these delivery transactions and provide us your detailed analysis regarding the presentation of your revenues on a gross versus net basis. Also, clarify if you maintain any inventory of natural gas.

6.   Please explain what "expansion management and supervision services" are and quantify the amount of revenues from this source.

7.   We note adjustments (4) and (5), and it is still unclear how you calculated the amounts related to the change in accounting for your debt and equity securities. Tell us how you determined the amounts. Please address the balance sheet and income statement separately; quantify the net change in the amounts reclassified and explain the differences.

8.   It is still unclear how your presentation complies with the guidance in Article 5 of Regulation S-X. Specifically, tell us your basis for including income related to your investments (i.e., realized and unrealized gains) within revenues rather than as part of non-operating income. Address your consideration of the recent change in operations and your intention to liquidate the related investments in an orderly manner in determining the appropriate income statement presentation.

Draft Legality and Tax Opinions

9.   We note your response to comment 16 in our letter dated December 12, 2011. We will review the debt opinion when filed.

10.   We note your response to comment 17 in our letter dated December 12, 2011. We continue to believe that the tax opinion should, with appropriate assumptions and limitations, opine as to whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and whether the company's proposed method of operation as disclosed in the prospectus will enable it to meet the requirements for qualification and taxation as a REIT. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Cicely LaMothe, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Steven F. Carman
    Eric J. Gervais